Amendment to Investment Sub-Advisory Agreement
Between Curian Capital, LLC and
AQR Capital Management, LLC

This Amendment is made by and between Curian Capital, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and AQR Capital Management, LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”), and Curian Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated as of December 19, 2011 (“Agreement”), whereby Adviser appointed Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Trust as provided on Schedule A of the Agreement (the “Funds”).

Whereas, pursuant to the Agreement, the parties have agreed to amend Section 3, entitled “Management,” Section 8, entitled “Compensation,” and Schedule B of the Agreement.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to delete the first paragraph of Section 3 entitled “Management” in its entirety and replace it with the following paragraph:

3.
Management.  Subject always to the supervision of the Adviser and the Board of Trustees, Sub-Adviser will furnish an investment program in respect of, and shall invest and reinvest and have full investment authority and discretion for, all assets of the Funds and place all orders for the purchase and sale of securities, commodities, and derivatives thereon, and other financial instruments, including investments through the Curian/AQR Risk Parity Fund Ltd. (the “Subsidiary”), a wholly-owned subsidiary of the Fund formed as a company exempt from tax in the Cayman Islands, pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (“Subsidiary Agreement”), foreign or domestic securities, and other financial instruments or property (including, without limitation, currencies, financial and other swaps, futures, options of any type, commodities, and commodities-related instruments, and other derivative instruments of any type) (hereinafter collectively, “securities”), all on behalf of the Funds as the Sub-Adviser shall determine in accordance with each Fund’s investment restrictions, policies and Prospectus.

Further, the parties hereby agree to amend the Agreement to delete the fourth paragraph of Section 3 entitled “Management” in its entirety and replace it with the following paragraph:

In the performance of its duties, Sub-Adviser will satisfy its fiduciary duties to the Funds (as set forth below), and will monitor the Funds' investments, and will comply with the provisions of the Trust’s Declaration of Trust and By-Laws, as amended from time to time, and the stated investment objectives, policies and restrictions of the Funds as set forth in the Prospectus, which may be amended from time to time, and applicable tax and regulatory requirements, provided Sub-Adviser has been provided with such amended Declaration of Trust and Bylaws and Prospectus and has received prior notice of any changes made to the investment objective, policies and restrictions of the Funds and has been given a reasonable amount of time to implement any changes or amendments to such documentation, investment objectives, policies or restrictions.  Sub-Adviser and Adviser will each make its officers and employees available to the other from time to time at reasonable times to review investment policies of the Funds and to consult with each other regarding the investment affairs of the Funds, including, but not limited to, compliance with the provisions of Subchapter M of Chapter 1 of Subtitle A and Section 817(h) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, including, but not limited to, Treas. Reg. Section 1.817-5, as applicable to the Funds (the “Diversification Requirements”) and, with respect to such statutory and regulatory sections, insurance company separate accounts that invest therein.  In connection therewith, Sub-Adviser shall promptly consult with Adviser in respect of any issues or questions relating to a Fund’s compliance with the Diversification Requirements and Sub-Adviser shall promptly make such changes to a Fund’s portfolio as requested by Adviser to ensure the Fund’s compliance with the Diversification Requirements.  Sub-Adviser will report to the Board of Trustees and to Adviser with respect to the implementation of such program, as reasonably requested by the Board of Trustees or the Adviser.

Further, the parties hereby agree to amend the Agreement to delete Section 8 entitled “Compensation” in its entirety and replace it with the following paragraph:

8.
Compensation.  For the services provided and the expenses assumed pursuant to this Agreement and for sub-advisory services provided by Sub-Adviser to the Subsidiary under the Subsidiary Agreement, the Adviser will pay the Sub-Adviser, and the Sub-Adviser agrees to accept as full compensation therefore, a sub-advisory fee accrued daily and payable monthly on the average daily net assets in the Funds, including the average daily net assets of its Subsidiary in accordance with Schedule B hereto.  Such fee shall be paid as soon as practicable, but in no event later than 30 calendar days, after each month-end.  If the Sub-Adviser shall serve for less than the whole of any month, the foregoing compensation shall be prorated.

Further, the parties hereby agree to delete Schedule B to the Agreement in its entirety and replace it with Schedule B dated September 16, 2013, attached hereto.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of June 25, 2013, effective as of September 16, 2013.

Curian Capital, LLC		AQR Capital Management, LLC

By:	/s/ Michael A. Bell	By:	/s/ Brendan R. Kalb

Name:	Michael A. Bell	Name:	Brendan R. Kalb

Title:	President	Title:	General Counsel

Curian Variable Series Trust

By:	/s/ Kelly L. Crosser

Name:	Kelly L. Crosser

Title:	Assistant Secretary

Schedule B
Dated September 16, 2013
(Compensation)

Curian/AQR Risk Parity Fund
Average Daily Net Assets	Annual Rate

$0 to $1 Billion	0.40%
Over $1 Billion	0.37%

B-2